FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS ANNOUNCES CHANGES TO

ITS BOARD OF DIRECTORS

• Paul Walker of New Enterprise Associates is appointed to the Board of Directors

CAMBRIDGE, MA, February 7, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that Paul Walker has been appointed to the Company's Board of Directors, and Dr. Ali Behbahani has been appointed as a Board Observer, effective February 6, 2020.

"We are delighted to welcome Mr. Walker to the Board of Directors and Dr. Behbahani as a Board Observer, and look forward to their guidance as we work to bring to patients our CD47 programs," stated Dr. Robert Kirkman, Executive Chair of Trillium Therapeutics.

"We are excited about Trillium's recent progress and look forward to working with the leadership team as they expand their clinical development program," said Paul Walker.

Mr. Walker and Dr. Behbahani are general partners with New Enterprise Associates (NEA), a global venture capital firm with more than $20 billion of cumulative committed capital invested in healthcare and technology companies. Prior to joining NEA, Paul worked at MPM Capital as a General Partner with the MPM BioEquities Fund, where he specialized in public, PIPE and mezzanine-stage life sciences investing. Previously, he was a portfolio manager at Franklin Templeton Investments. Paul received a BS in Biochemistry and Cell Biology from the University of California at San Diego, and holds the Chartered Financial Analyst (CFA) designation.

Dr. Behbahani's previous positions include a consultant in business development at The Medicines Company, a Venture Associate at Morgan Stanley Venture Partners and as a Healthcare Investment Banking Analyst at Lehman Brothers. He concurrently earned his MD degree from The University of Pennsylvania School of Medicine and his MBA degree from The University of Pennsylvania Wharton School.

The Company also announced that Dr. Robert Uger, Trillium's Chief Scientific Officer has resigned from the Board of Directors effective February 6, 2020.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

The Company's pipeline also includes a preclinical STING (stimulator of interferon genes) agonist program. As previously announced, the program is earmarked for out-licensing.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, the belief that Trillium's programs could achieve best-in-class status for CD47 blocking agents and Trillium's future plans and objectives for its CD47 programs. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the reliance on positive results of preclinical and early clinical research as such results are not necessarily predictive of results of later-stage clinical trials. A further discussion of risks and uncertainties facing Trillium appears in Trillium's Form 20-F for the year ended December 31, 2018 is filed with Canadian securities authorities and with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Company Contact:

James Parsons
Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

Media Contact:

Mike Beyer

Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com